UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CREDIT ACCEPTANCE CORPORATION
(Name of Subject Company (Issuer))
CREDIT ACCEPTANCE CORPORATION
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class Securities)
225310-10-1
(CUSIP Number of Class of Securities)

Charles A. Pearce
Chief Legal Officer and Corporate Secretary
Credit Acceptance Corporation
25505 West Twelve Mile Road
Southfield, MI 48034-8339
(248) 353-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Dr.
Chicago, IL 60606
(312) 407-0700
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	$124,999,940.63
AMOUNT OF FILING FEE**	$14,512.49

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,904,761 shares of the outstanding common stock at a price of $62.625 per share in cash.

**	The amount of the filing fee equals $116.10 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $14,512.49
Form or Registration No.: Schedule TO
Filing Party: Credit Acceptance Corporation
Date Filed: February 9, 2011
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE
EXHIBIT INDEX

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on February 9, 2011 (“Schedule TO”) by Credit Acceptance Corporation, a Michigan corporation (“CA”), in connection with the offer by CA to purchase for cash up to 1,904,761 shares of its common stock, par value $0.01 per share, at a price of $65.625 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated February 9, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
     All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.
Items 1 through 11. Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; Persons/Assets Retained, Employed, Compensated or Used; Financial Statements; Additional Information
1.	The following sections of the Offer to Purchase shall be hereby amended as follows:
(a) in the “Summary Term Sheet” section, the second sentence of the response to the question “Once I have tendered shares in the tender offer, can I withdraw my tender?” on page 5 thereof is amended and restated as follows:
If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares on or after April 7, 2011.
(b) in the “Withdrawal Rights” section, the second sentence of the first paragraph on page 19 thereof is amended and restated as follows:
Shares tendered pursuant to the tender offer may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by CA pursuant to the tender offer, also may be withdrawn at any time on or after April 7, 2011.
2. The following sections of the Offer to Purchase shall be hereby amended as follows:
(a) on the cover page of the Offer to Purchase, the second sentence of the third paragraph is amended and restated as follows, which sentence shall be deemed to have been presented in boldface font:
THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS, INCLUDING THE CONSUMMATION BY US OF A DEBT FINANCING ON TERMS REASONABLY SATISFACTORY TO US.
(b) in the “Summary Term Sheet” section of the Offer to Purchase, the third sentence of the response to the question “How will CA pay for the shares?” on page 2 thereof is amended and restated as follows:
The tender offer is subject to the consummation by us of the Debt Financing on terms reasonably satisfactory to us.
(c) in the “Summary Term Sheet” section of the Offer to Purchase, the first bullet point of the response to the question “Are there any conditions to the tender offer?” on page 2 thereof is amended and restated as follows:
Consummation by us of the Debt Financing, on terms reasonably satisfactory to us (the “Financing Condition”).

(d) in the “Forward-Looking Statements” section of the Offer to Purchase, the first bullet point is amended and restated as follows:
          We may be unable to consummate the Debt Financing on terms reasonably satisfactory to us.
(e) in the “Certain Financial Information — Summary Unaudited Pro Forma Consolidated Financial Data” section of the Offer to Purchase, the fourth sentence in the second paragraph on page 29 is amended and restated as follows:
There can be no assurance that CA will secure the necessary financing for the tender offer on terms reasonably satisfactory to CA.
3. The following sections of the Offer to Purchase and related documents shall be hereby amended as follows:
(a) in the “Procedures for Tendering Shares — Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” section of the Offer to Purchase, the third and fourth sentences of the sixth paragraph on page 18 thereof are amended and restated as follows:
CA also reserves the absolute right to waive any of the conditions of the tender offer prior to the expiration of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder, whether or not CA waives similar defects or irregularities in the case of any other shareholder, and CA’s interpretation of the terms of the tender offer will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. In the event a condition to the tender offer is waived with respect to any particular shareholder prior to the expiration of the tender offer, the same condition will be waived with respect to all shareholders.
(b) in Exhibit (a)(1)(ii) of the Schedule TO entitled “Letter of Transmittal,” the third and fourth sentences of the last paragraph on page 8 thereof are amended and restated as follows:
CA also reserves the absolute right to waive any of the conditions to the tender offer prior to the expiration of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder, whether or not CA waives similar defects or irregularities in the case of any other shareholder, and CA’s interpretation of the terms of the tender offer will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. In the event a condition to the tender offer is waived with respect to any particular shareholder prior to the expiration of the tender offer, the same condition will be waived with respect to all shareholders.
4.	The first two sentences of the last paragraph in the “Conditions of the Tender Offer” section of the Offer to Purchase on page 23 thereof are amended and restated as follows:
The foregoing conditions are for the sole benefit of CA, and CA may assert them, and, with the exception of condition (9) above, waive them, in whole or in part, at any time and from time to time in its sole discretion prior to the expiration of the tender offer. CA’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the tender offer.
5.	The first paragraph in the “U.S. Federal Income Tax Consequences” section of the Offer to Purchase on page 38 thereof is hereby deleted in its entirety.

6.	The following sections of the Offer to Purchase shall be hereby amended as follows:
(a) in the “Important” section of the Offer to Purchase, the second paragraph on page ii thereof is amended and restated as follows:

The tender offer does not constitute an offer to buy or the solicitation of an offer to sell securities in any jurisdiction in which such offer or solicitation would not be in compliance with the laws of the jurisdiction, provided that CA will comply with the requirements of Rule 13e-4(f)(8) of the Securities Exchange Act of 1934, as amended.
(b) in the “Miscellaneous” section of the Offer to Purchase, the first paragraph of such section on page 42 thereof is amended and restated as follows:
The tender offer does not constitute an offer to buy or the solicitation of an offer to sell securities in any jurisdiction in which such offer or solicitation would not be in compliance with the laws of the jurisdiction, provided that CA will comply with the requirements of Exchange Act Rule 13e-4(f)(8).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT ACCEPTANCE CORPORATION
By:	/s/ Douglas W. Busk
Name:	Douglas W. Busk
Title:	Senior Vice President and Treasurer

Dated: February 24, 2011

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(5)(i)	Notice of Guaranteed Delivery.*

(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iv)	Letter to Participants in the Credit Acceptance 401(k) Profit Sharing Plan and Trust.*

(a)(5)(v)	Press release dated February 9, 2011 announcing the commencement of the offer (incorporated by reference to CA’s Form 8-K dated February 9, 2011).

(b)(i)	Fourth Amended and Restated Credit Agreement, dated as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time, Comerica Bank as administrative agent and Banc of America Securities LLC as sole lead arranger and sole bank manager (incorporated by reference to CA’s Form 8-K dated February 10, 2006).

(b)(ii)	Amendment No. 1, dated September 20, 2006, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(iii)	Amendment No. 2, dated January 19, 2007, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(iv)	Amendment No. 3, dated June 14, 2007, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(v)	Amendment No. 4, dated January 25, 2008, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated January 31, 2008).

(b)(vi)	Fifth Amendment, dated as of July 31, 2008, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-Q for the quarterly period ended September 30, 2008).

(b)(vii)	Sixth Amendment, dated as of December 9, 2008, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2008).

(b)(viii)	Seventh Amendment, dated as of June 15, 2009, to Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 18, 2009).

(b)(ix)	Eighth Amendment, dated as of October 20, 2009, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2009).

(b)(x)	Ninth Amendment, dated as of February 1, 2010, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated February 5, 2010).

EXHIBIT
NUMBER	DESCRIPTION
(b)(xi)	Tenth Amendment, dated as of June 9, 2010, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 9, 2010).

(d)(1)	Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, April 6, 2009 (incorporated by reference to Annex A to CA’s Definitive Proxy Statement on Schedule 14A dated April 10, 2009).

(d)(2)	Credit Acceptance Corporation 1992 Stock Option Plan, as amended and restated May 1999 (incorporated by reference to CA’s Form 10-Q for the quarterly period ended June 30, 1999).

(d)(3)	Credit Acceptance Corporation Director Stock Option Plan (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2001).

*	Previously filed.